Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258749

PROSPECTUS SUPPLEMENT NO. 3
(to prospectus dated March 15, 2022)

Ardagh Metal Packaging S.A.

16,749,984 SHARES
OFFERED BY ARDAGH METAL PACKAGING S.A.

517,571,133 SHARES and
5,716,982 WARRANTS
OFFERED BY THE SELLING SECURITYHOLDERS

This prospectus supplement amends and supplements the prospectus dated March 15, 2022 (the “Prospectus”) which forms a part of our Registration Statement on Form F-1, as amended and supplemented (Registration Statement No. 333-258749). This prospectus supplement is being filed to update and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K, furnished to the Securities and Exchange Commission (the “SEC”) on June 1, 2022 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Shares and Warrants are traded on The New York Stock Exchange (“NYSE”) under the symbol “AMBP” and “AMBP.WS,” respectively. The last reported sale price of the Shares was $6.04 per share on May 31, 2022, and the last reported sale price of the Warrants was $0.80 per warrant on May 31, 2022 as reported on NYSE.

You should read the Prospectus and any prospectus supplement or amendment carefully before you invest in our securities. Investing in the Company’s securities involves risks. See “Risk Factors” beginning on page 18 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 1, 2022.

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

Commission File Number: 001-40709

Ardagh Metal Packaging S.A.

(Name of Registrant)

56, rue Charles Martel

L-2134 Luxembourg, Luxembourg

+352 26 25 85 55

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit Number	Description
99.1	Press release on Ardagh Metal Packaging S.A. update on financing, capital allocation and related matters
99.2	Press release on Ardagh Metal Packaging S.A. second quarter dividend declaration

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Ardagh Metal Packaging S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    June 1, 2022

Ardagh Metal Packaging S.A.

By:	/s/ Oliver Graham
Name:	Oliver Graham
Title:	Chief Executive Officer

Exhibit 99.1

Ardagh Metal Packaging S.A.

$600 million Senior Secured Green Notes Offering

€250 million Issue of 9% Perpetual Preferred Shares

$240 million Annual Ordinary Share Dividend, Paid Quarterly

Stock Buyback Authorization of up to $200 million through the end of 2023

Intention to Increase Global Asset-Based Loan Facility to $400 million

2022 Business Growth Investment Program Cash Requirement Reduced to $0.7 billion

Luxembourg (June 1, 2022) Ardagh Metal Packaging S.A. (“AMP”) provides the following update on financing, capital allocation and related matters;

Offering of $600 million Senior Secured Green Notes due 2027

AMP has today launched an offering of $600 million Senior Secured Green Notes due 2027 (the “Notes”). Net proceeds from the issuance of the Notes will be used for general corporate purposes, as described below including the implementation of AMP’s Business Growth Investment program.

Issue of Perpetual Preferred Shares

AMP announces it intends to raise €250 million through an issue of 56,306,306 non-convertible, non-voting 9% Perpetual Preferred Shares of nominal value €4.44 per share to Ardagh Group S.A. (“Ardagh”), its 75.3% shareholder. Ardagh has committed to subscribe for these shares. This offering is expected to complete in July 2022, subject to shareholder approval of amendments to the Articles of Association of AMP. The Perpetual Preferred Shares are expected to provide for annual cumulative dividends that may accumulate indefinitely if not declared and paid on a yearly basis. Redemption of the Perpetual Preferred Shares at par plus unpaid dividends, as well as the payment of dividends on these shares are entirely at the discretion of AMP.

Cash Dividends to Ordinary Shareholders

AMP declared a first quarter dividend of $0.10 per ordinary share on April 26, 2022, which will be paid on June 28, 2022. AMP has declared a second quarter dividend of $0.10 per ordinary share, which will also be paid on June 28, 2022, to shareholders of record on June 14, 2022. AMP intends to pay a regular quarterly dividend of $0.10 per ordinary share going forward, to be paid before the end of the relevant quarter. This $0.40 dividend per ordinary share represents a full year cash dividend of approximately $240 million.

Authority to Repurchase Shares

AMP’s Board of Directors has authorized the repurchase of up to $200 million of its stock through the end of 2023. Share repurchases under this program may be made in the open market, pursuant to SEC Rule 10b-18 (which may include 10b5-1 programs), or through privately negotiated transactions, and at times and in such amounts as management deems appropriate. The timing and actual number of shares repurchased will depend on factors including price, corporate and regulatory requirements, and other market conditions. Ardagh does not intend to participate in this stock buyback.

Increase in Global Asset-Based Loan Facility

AMP intends to increase its Global Asset-Based Loan Facility to approximately $400 million, from $325 million currently, reflecting growth in its business and higher commodity costs.

This capital allocation framework follows consideration of changes in financing and equity market conditions and valuations since February. The Notes offering and the €250 million issuance of 9% Perpetual Preferred Shares provide attractive long-term financing for AMP and underpins execution of its multi-year growth investment program.

AMP’s quarterly dividend of $0.10 per ordinary share represents a strong and sustainable $240 million annual distribution to shareholders. We have decided to reduce the $400 million 2022 dividend set out in February and to initiate a $200 million stock buyback program because we believe that, in current markets, this is a more effective way of returning capital to shareholders (especially public shareholders, given that Ardagh does not intend to participate in the stock buyback program).

Together, these measures position AMP to concurrently (a) continue its growth investment program, the 2022 cash requirement of which has been reduced from $1.0 billion to $0.7 billion through increased use of leasing, and some re-phasing of project spend, while maintaining its planned production footprint; (ii) return meaningful capital to shareholders by regular cash dividends and stock buybacks and (iii) maintain net leverage in a long-term range of 3.75-4.0x twelve months forward-looking Adjusted EBITDA.

This release is for information purposes only.

June 1, 2022

Media	Pat Walsh, Murray Consultants pwalsh@murraygroup.ie

+1 646 776 5918 / +353 87 2269345

Investors	Stephen.Lyons@ardaghgroup.com

About Ardagh Group

Ardagh Group is a global supplier of infinitely recyclable metal and glass packaging for brand owners around the world. Ardagh operates 65 metal and glass production facilities in 16 countries, employing more than 20,000 people with annualised sales of approximately $10 billion.

About Ardagh Metal Packaging

Ardagh Metal Packaging (AMP) is a leading global supplier of infinitely recyclable, sustainable, metal beverage cans and ends to brand owners. A subsidiary of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas with innovative production capabilities. AMP operates 24 production facilities in nine countries, employing close to 5,800 employees and had sales of $4.1 billion in 2021.

The offering of the Notes will be made pursuant to an exemption under the Prospectus Regulation, as implemented in Member States of the European Economic Area, from the requirement to produce a prospectus for offers of securities. This announcement does not constitute an advertisement for the purposes of the Prospectus Regulation.

The offering of the Notes will be made pursuant to an exemption under the UK Financial Services and Markets Act 2000 and the UK Prospectus Regulation from the requirement to produce a prospectus for offers of securities. This announcement does not constitute an advertisement for the purposes of the UK Prospectus Regulation.

The Notes have not been registered under the U.S. Securities Act of 1933, as amended, or any U.S. State security laws. Accordingly, the Notes are being offered and sold in the United States only to qualified institutional buyers in accordance with Rule 144A under the U.S. Securities Act of 1933 and outside the United States in accordance with Regulation S under the U.S. Securities Act of 1933. This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities referred to in this announcement, in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, or an exemption from registration.

MiFID II professionals/ECPs-only/No PRIIPs KID – Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

UK MiFIR professionals/COBS ECPs-only/No UK PRIIPs KID – Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No UK PRIIPs key information document (KID) has been prepared as not available to retail in UK.

This press release contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014. The person responsible for the release of this information on behalf of Ardagh Metal Packaging S.A., Ardagh Metal Packaging Finance plc and Ardagh Metal Packaging Finance USA LLC is David Bourne.

The documentation detailing the investment or investment activity to which this press release relates has not been approved by an authorized person in the United Kingdom and is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Financial Promotion Order"), (ii) are persons falling within Articles 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Financial Promotion Order, (iii) are outside the United Kingdom or (iv) are persons to whom an invitation or inducement to engage in investment activity within the meaning of Section 21 of the UK Financial Services and Markets Act 2000 in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). The documentation detailing the investment or investment activity is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this press release relates is available only to relevant persons and will be engaged in only with relevant persons.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Exhibit 99.2

Ardagh Metal Packaging S.A. Declares Second Quarter Dividend

Ardagh Metal Packaging S.A. (NYSE: AMBP) announces that its board of directors has declared a second quarter cash dividend of $0.10 per ordinary share. This is payable on June 28, 2022 to shareholders of record on June 14, 2022.

AMP previously declared a first quarter dividend of $0.10 per ordinary share on April 26, 2022, which will also be paid on June 28, 2022 to shareholders of record on June 14, 2022 and will result in a combined payment of $0.20 per ordinary share on that date.

AMP intends to pay a regular quarterly dividend of $0.10 per ordinary share going forward, to be paid before the end of the relevant quarter. On a full year basis, a $0.40 dividend per ordinary share represents a cash dividend of approximately $240 million.

To view this release online and for more information about Ardagh Metal Packaging please visit: https://www.ardaghmetalpackaging.com/corporate/investors

About Ardagh Metal Packaging

Ardagh Metal Packaging (“AMP”) is a leading global supplier of infinitely recyclable, sustainable, metal beverage cans and ends to brand owners. A subsidiary of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas, with innovative production capabilities. AMP operates 24 production facilities in nine countries, employing close to 5,800 employees and had sales of $4.1 billion in 2021.

June 01, 2022

Contacts

Media: Pat Walsh: pwalsh@murraygroup.ie

Tel.: +1 646 776 5918 / +353 87 2269345

Investors: stephen.lyons@ardaghgroup.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.